June 16, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (714) 667-6860

Mr. Scott D. Peters
Chief Financial Officer
G REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA  92705

      Re:	G REIT, Inc.
      Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 000-50261

Dear Mr. Peters:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Note 7, Mortgage Loans Payable, page 84

1. Please tell us the factors you considered in determining, and disclose in future filings, whether your designated cash flow hedges
qualify for hedge accounting under SFAS 133.   If you qualify for
hedge accounting under SFAS 133, tell us how you considered
paragraph
30 of SFAS 133 in accounting for the changes in fair value.  In your
response, please also advise us of the accounting for the cash flow
hedges disclosed in Notes 2 and 6 in the financial statements of Congress Center Property.
*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Scott D. Peters
G REIT, Inc.
June 16, 2005
Page 1